Exhibit 1.01

Conflict Minerals Report of Miller Industries, Inc.

For the Year Ended December 31, 2022

This report for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the Rule requires that the issuer must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a report, the Conflict Minerals Report (the “CMR”), as an Exhibit to Form SD, to the SEC that includes a description of those due diligence measures.

In this CMR, the words “Miller Industries,” “the Company,” “we,” “our,” “ours” and “us” refer to Miller Industries, Inc. and its subsidiaries or any of them.

Product and Manufacturing Facilities Overview

We offer a broad range of towing and recovery equipment products that meet most customer design, capacity and cost requirements. We manufacture the bodies of wreckers and car carriers, which are installed on truck chassis manufactured by third parties. We frequently purchase the truck chassis for integration with our towing and recovery equipment and resale to our customers. Wreckers generally are used to recover and tow disabled vehicles and other equipment and range in type from the conventional tow truck to large recovery vehicles with rotating hydraulic booms and up to 100-ton lifting capacities. Car carriers are specialized flatbed vehicles with hydraulic tilt mechanisms that enable a towing operator to drive or winch a vehicle onto the bed for transport. Car carriers transport new or disabled vehicles and other equipment and are particularly effective over longer distances. We also manufacture vehicle transport trailers.

We operate four manufacturing facilities in the United States. The facilities are located in Ooltewah (Chattanooga), Tennessee; Hermitage, Pennsylvania; and two in Greeneville, Tennessee. The Ooltewah plant, containing approximately 316,000 square feet, produces light and heavy-duty wreckers; the Hermitage plant, containing approximately 279,000 square feet, produces car carriers; and the Greeneville plants, containing an aggregate of approximately 210,000 square feet, produce car carriers, heavy-duty wreckers and trailers. We opened our free-standing R&D facility in Chattanooga in 2019, containing an aggregate of approximately 34,000 square feet, where we are pursuing various innovations in our products and manufacturing processes. Since 2015, the Company has modernized and expanded all of its domestic facilities.

We also have two manufacturing facilities and one storage facility located in the Lorraine region of France, which have, in the aggregate, approximately 205,000 square feet, and manufacturing operations in Norfolk, England, with approximately 48,000 square feet.

Supply Chain Overview

In preparing the CMR, the Company relies upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the 3TG sourcing information to us per our Policy Regarding Conflict Minerals, as set forth in our Code of Business Conduct and Ethics.

We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that we believe are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established jointly by the Electronic Industry Citizenship Coalition® (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), and launched our conflict minerals due diligence communication survey to these suppliers.

Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that the above SEC defined “conflict minerals,” which are tin, tantalum, tungsten, and gold, can be necessary to the functionality or production of the Company’s products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith reasonable country of origin inquiry, the Company has been unable to determine the origin of all the 3TG used in our products.

Using our supply chain due diligence processes and adhering to the Company’s Policy Regarding Conflict Minerals, as set forth in our Code of Business Conduct and Ethics, we hope to encourage our suppliers to reasonably source conflict minerals and derivative metals from the DRC and neighboring countries only from mines and smelters that do not fund armed groups engaged in conflict and human rights abuses.

Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. The Company designed our due diligence process to conform in all material respects with the OECD Guidance.

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify suppliers downstream from our direct suppliers. We have identified our direct suppliers and have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. The Company is a downstream consumer of 3TG and is generally many steps removed from smelter and refiners who provide minerals and ores. The Company does not have a direct relationship with any 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC) efforts to influence smelters and refineries to become certified as “conflict free”.

We conducted a survey of the Company’s direct suppliers described above using the template developed jointly by EICC and GeSI, known as the EICC GeSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals. The information we receive is submitted into an electronic database, which facilitates information processing and analysis. In addition, as part of the due diligence process, the Company has established record keeping procedures to ensure the retention of relevant documentation in connection with the survey responses by its direct suppliers.

Conflict Minerals Policy

As part of the Company’s due diligence process, the Company has adopted a company policy in the Code of Business Conduct and Ethics, which is posted on our website at www.millerind.com/investor-relations under “Corporate Governance Matters”, regarding conflict minerals, which policy is set forth below:

POLICY REGARDING CONFLICT MINERALS

The Company is committed to sourcing components and materials from companies that share its values about human rights, ethics and environmental responsibility. The Company supports the goals and objectives of Section 1502 of the Dodd-Frank Act, (the “Act”) which aims to prevent the use of conflict minerals that directly or indirectly finance or benefit armed groups in The Democratic Republic of the Congo (DRC) or an adjoining country as defined in the Act. Conflict minerals include: columbite-tantalite (coltan) (i.e., tantalum), cassiterite (i.e., tin), gold, wolframite (i.e., tungsten) or their derivatives and could expand to include any other mineral or their derivative determined by the U.S. Secretary of State to be financing the DRC conflict. The Act requires companies to perform due diligence with respect to the sourcing of conflict minerals and to file annual reports relating to use of conflict minerals. The Company is actively working toward complying with the conflict minerals diligence and reporting obligations required under the Act, and ensuring its activities are not contributing to the armed conflict in the DRC and adjoining countries. Through these actions, the Company expects to support peaceful negotiations in the DRC and neighboring countries and a responsible, sustainable minerals trade and stable economies.

The Company’s Suppliers

The Company encourages its suppliers to reasonably source conflict minerals and derivative metals from the DRC and neighboring countries from mines and smelters that do not fund armed groups engaged in conflict and human rights abuses (conflict free mines and smelters) to prevent an embargo and associated worsening of economic conditions and human suffering.

Efforts to Determine Country of Origin of Mine or 3TG

Tracing materials in our supply chain back to their mine of origin is a complex endeavor. By adopting methodology outlined by the OECD Guidance and the standard Conflict Minerals reporting templates established by the EICC and the GeSI, and having the Company’s suppliers report to us using the Template, we believe that the smelters and refiners identified to us by our suppliers should represent the most reasonable known mine of origin information available. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain, to the extent information was provided by our direct suppliers.

Conclusion

While we did receive responses to the Template during the course of our due diligence on the source and chain of custody of 3TG, and although the response rate from our suppliers was markedly higher than recent years, most of our direct suppliers did not provide responses to the required survey. Further, many of the direct suppliers that did respond were not able to confirm country of origin of the mine or 3TG. As a result, we have collected information on some, but not all, of the smelters and refiners used by our direct suppliers and their suppliers. Among those smelters and refiners, we found some of them processed minerals sourced in the DRC or its adjoining countries and some of the minerals were sourced from smelters that are not certified to be a conflict free smelter. However, through our due diligence, we were unable to obtain sufficient information to determine whether those conflict minerals were from mines which benefited or financed any armed groups.

Future Due Diligence

The due diligence process discussed above is an ongoing process. In the future, we may from time to time review the criteria used to select suppliers for solicitation and to continue to engage with our suppliers to identify the 3TG used within our supply chain, as well as the origin and chain of custody of those minerals. Additionally, we will continue to communicate our expectations and information requirements to our direct suppliers. Over time, we anticipate that the amount of information globally on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries to our direct suppliers, and we expect our suppliers to take similar measures with their suppliers.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “should,” “could,” “continue,” “future,” “potential,” “believe,” “project,” “plan,” “intend,” “seek,” “estimate,” “predict,” “expect,” “anticipate” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.